B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	2017	2016

Gold revenue	$146,256	$144,252

Cost of sales

Production costs	(67,047)	(61,644)
Depreciation and depletion	(36,381)	(34,313)
Royalties and production taxes	(5,762)	(5,856)

Total cost of sales	(109,190)	(101,813)

Gross profit	37,066	42,439

General and administrative	(7,381)	(7,488)
Share-based payments (Note 9)	(1,601)	(5,385)
Write-down of mineral property interests	(1,439)	-
Provision for non-recoverable input taxes	(578)	(242)
Foreign exchange gains	319	362
Other	(959)	(1,535)

Operating income	25,427	28,151

Unrealized loss on fair value of convertible notes (Note 8)	(14,456)	(5,959)
Community relations	(1,580)	(887)
Interest and financing expense	(2,133)	(3,026)
Realized losses on derivative instruments	(448)	(5,495)
Unrealized losses on derivative instruments	(5,337)	(9,450)
Write-down of long-term investments (Note 5)	(883)	-
Other	(189)	(911)

Income before taxes	401	2,423

Current income tax, withholding and other taxes expense (Note 14)	(4,760)	(4,345)
Deferred income tax (expense) recovery (Note 14)	(198)	8,573

Net (loss) income for the period	$(4,557)	$6,651

Attributable to:
Shareholders of the Company	$(5,499)	$8,317
Non-controlling interests	942	(1,666)

Net (loss) income for the period	$(4,557)	$6,651

Earnings (loss) per share (attributable to shareholders of the Company) (Note 9)
Basic	$(0.01)	$0.01
Diluted	$(0.01)	$0.01

Weighted average number of common shares outstanding (in thousands) (Note 9)
Basic	970,440	927,139
Diluted	970,440	930,800

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2017	2016

Net (loss) income for the period	$(4,557)	$6,651

Other comprehensive income

Items that may be reclassified subsequently to net income: - Unrealized gain on investments, net of deferred tax expense (Note 5)	3,181	4,364

Other comprehensive income for the period	3,181	4,364

Total comprehensive (loss) income for the period	$(1,376)	$11,015

Total other comprehensive income attributable to:
Shareholders of the Company	$3,181	$4,364
Non-controlling interests	-	-

	$3,181	$4,364

Total comprehensive (loss) income attributable to:
Shareholders of the Company	$(2,318)	$12,681
Non-controlling interests	942	(1,666)

	$(1,376)	$11,015

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2017	2016

Operating activities
Net (loss) income for the period	$(4,557)	$6,651
Mine restoration provisions settled	-	(32)
Non-cash charges (Note 15)	47,376	48,595
Changes in non-cash working capital (Note 15)	(16,961)	(6,059)
Proceeds from prepaid sales (Note 10)	15,000	120,000
Changes in long-term value added tax receivables	(1,259)	2,398

Cash provided by operating activities	39,599	171,553

Financing activities
Revolving credit facility, drawdowns (Note 8)	-	50,000
Repayment of revolving credit facility (Note 8)	-	(100,000)
Fekola equipment loan facility, drawdowns net of transaction costs (Note 8)	26,126	-
Otjikoto equipment loan facility, drawdowns net of transaction costs (Note 8)	-	1,236
Repayment of Otjikoto equipment loan facility (Note 8)	(2,269)	(1,780)
Interest and commitment fees paid	(2,503)	(3,082)
Repayment of Nicaraguan equipment loans	(307)	(505)
Common shares issued for cash on exercise of stock options(Note 9)	17,968	18
Restricted cash movement	(4,286)	(50)

Cash provided (used) by financing activities	34,729	(54,163)

Investing activities
Expenditures on mining interests:
Otjikoto Mine, development and sustaining capital	(12,552)	(18,708)
Masbate Mine, development and sustaining capital	(14,954)	(8,514)
Libertad Mine, development and sustaining capital	(3,592)	(8,780)
Limon Mine, development and sustaining capital	(3,331)	(1,380)
Fekola Project, development	(67,810)	(46,441)
Gramalote Project, prefeasibility and exploration	(2,585)	(63)
Other exploration and development (Note 15)	(11,013)	(5,033)
Purchase of non-controlling interest	-	(6,000)
Other	(26)	754

Cash used by investing activities	(115,863)	(94,165)

Increase (decrease) in cash and cash equivalents	(41,535)	23,225

Effect of exchange rate changes on cash and cash equivalents	95	701

Cash and cash equivalents, beginning of period	144,671	85,143

Cash and cash equivalents, end of period	$103,231	$109,069

Supplementary cash flow information (Note 15)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	March 31,	December 31,
	2017	2016

Assets
Current
Cash and cash equivalents	$103,231	$144,671
Accounts receivable, prepaids and other	11,828	10,723
Value-added and other tax receivables	17,228	16,984
Inventories (Note 4)	115,240	104,691
	247,527	277,069
Long-term investments (Note 5)	12,801	10,028
Value-added tax receivables	18,707	18,024
Mining interests (Note 6 and Note 18 - Schedules)
- Owned by subsidiaries	2,035,709	1,950,356
- Investments in joint ventures	55,564	53,724
Other assets (Note 7)	28,945	26,934
	$2,399,253	$2,336,135
Liabilities
Current
Accounts payable and accrued liabilities	$86,541	$81,722
Current taxes payable	6,913	13,180
Current portion of long-term debt (Note 8)	20,325	13,935
Current portion of derivative instruments at fair value (Note 12)	6,073	3,466
Current portion of prepaid sales (Note 10)	60,000	57,450
Other	5,582	6,288
	185,434	176,041
Derivative instruments at fair value (Note 12)	6,787	6,439
Long-term debt (Note 8)	506,566	472,845
Prepaid sales (Note 10)	60,000	62,550
Mine restoration provisions	81,632	81,162
Deferred income taxes	74,745	74,072
Employee benefits obligation	8,396	7,860
Other long-term liabilities	2,525	602
	926,085	881,571
Equity
Shareholders’ equity
Share capital (Note 9)
Issued: 973,446,385 common shares (Dec 31, 2016 – 964,892,433)	2,180,388	2,151,993
Contributed surplus	47,776	56,191
Accumulated other comprehensive loss	(92,254)	(95,435)
Deficit	(673,259)	(667,760)
	1,462,651	1,444,989
Non-controlling interests	10,517	9,575
	1,473,168	1,454,564
	$2,399,253	$2,336,135
Commitments (Note 17)

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED IN MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

		2017
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2016	964,892	$2,151,993	$56,191	$(95,435)	$(667,760)	$9,575	$1,454,564
Net (loss) income for the period	-	-	-	-	(5,499)	942	(4,557)
Unrealized gain on investments, net of deferred tax expense	-	-	-	3,181	-	-	3,181
Shares issued on exercise of stock options (Note 9)	8,351	17,968	-	-	-	-	17,968
Shares pending issuance on exercise of stock options	116	171	-	-	-	-	171
Shares issued on vesting of RSU	87	133	(133)	-	-	-	-
Share based payments	-	-	1,841	-	-	-	1,841
Transfer to share capital on exercise of stock options	-	10,123	(10,123)	-	-	-	-

Balance at March 31, 2017	973,446	$2,180,388	$47,776	$(92,254)	$(673,259)	$10,517	$1,473,168

		2016
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2015	927,073	$2,036,778	$70,051	$(96,254)	$(706,891)	$8,855	$1,312,539
Net income for the period	-	-	-	-	8,317	(1,666)	6,651
Unrealized gain on investments, net of deferred tax expense	-	-	-	4,364	-	-	4,364
Shares issued on exercise of stock options	29	18	-	-	-	-	18
Shares issued on vesting of RSU	1,627	2,579	(2,579)	-	-	-	-
Share based payments	-	-	5,715	-	-	-	5,715
Transfer to share capital on exercise of stock options	-	28	(28)	-	-	-	-

Balance at March 31, 2016	928,729	$2,039,403	$73,159	$(91,890)	$(698,574)	$7,189	$1,329,287

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with four operating mines (one in Namibia, one in the Philippines and two in Nicaragua), a mine under construction in Mali and a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Colombia, Namibia, Nicaragua and Finland.

The Company operates the Otjikoto Mine in Namibia, the Masbate Mine in the Philippines and the Libertad Mine and the Limon Mine in Nicaragua. The Company has an effective 90% interest in the Fekola Project in Mali, which is currently under construction, an effective 81% interest in the Kiaka gold project in Burkina Faso, and a 49% joint venture interest in the Gramalote property in Colombia.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 2, 2017.

Accounting standards and amendments issued but not yet adopted

IFRS 15 - Revenue from contracts with customers

The IASB has issued IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods commencing on or after January 1, 2018. This new standard establishes a new control-based revenue recognition model which could change the timing of revenue recognition. The Company has evaluated the effect the standard will have on its spot gold sales recorded in its consolidated financial statements and expects that there will be no impact to the timing or amounts of revenue recognized in its statement of operations. The Company is still analyzing the impact, if any, this standard will have on its Prepaid Sales contracts.

IFRS 9 - Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. In addition, this new standard amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI and guidance on financial liabilities and derecognition of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the effect the standard will have on its consolidated financial statements. From a preliminary review of the Company's financial instruments, the Company expects the accounting for its convertible senior subordinated notes will change. Under IFRS 9, the fair value change of the convertible senior subordinated notes relating to the change in the Company's credit risk will now be recorded through other comprehensive income.

3	Significant accounting judgements and estimates

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. At March 31, 2017, the Company had a provision totalling $4.0 million outstanding (December 31, 2016 - $4.0 million) representing its best estimate of the outcome of current assessments. The provisions made to date may be subject to change and such change may be material.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4	Inventories

	March 31,	December 31,
	2017	2016
	$	$

Gold and silver bullion	32,577	21,220
In-process inventory	10,964	8,365
Ore stock-pile inventory	13,153	15,874
Materials and supplies	58,546	59,232

	115,240	104,691

5	Long-term investments

	March 31, 2017				December 31, 2016

	Cost $	Total Impair- ment $	AOCI $	Fair Value $	Cost $	Total Impair- ment $	AOCI $	Fair Value $

Available-for-sale investments:
Calibre Mining Corp.	7,844	(4,330)	5,715	9,229	7,844	(4,330)	2,059	5,573
RTG Mining Inc.	13,400	(11,365)	-	2,035	13,400	(10,977)	-	2,423
St. Augustine Gold & Copper Ltd.	20,193	(18,658)	-	1,535	20,193	(18,163)	-	2,030
Goldstone Resources Ltd.	20	(18)	-	2	20	(18)	-	2

Balance, end of period	41,457	(34,371)	5,715	12,801	41,457	(33,488)	2,059	10,028

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6	Mining interests

	March 31,	December 31,
	2017	2016
	$	$
Property, plant and equipment (depletable)
Otjikoto Mine, Namibia
Cost	493,909	481,378
Accumulated depreciation and depletion	(110,321)	(95,698)
	383,588	385,680
Masbate Mine, Philippines
Cost, net of impairment	534,541	517,457
Accumulated depreciation and depletion	(173,675)	(165,224)
	360,866	352,233
Libertad Mine, Nicaragua
Cost, net of impairment	305,476	300,816
Accumulated depreciation and depletion	(240,054)	(226,488)
	65,422	74,328
Limon Mine, Nicaragua
Cost, net of impairment	155,342	151,186
Accumulated depreciation and depletion	(112,390)	(107,255)
	42,952	43,931
Masbate undeveloped mineral interests, net of impairment (non-depletable)	60,880	60,880
Mine under construction (non-depletable)
Fekola, Mali	991,815	908,855
Exploration and evaluation properties (non-depletable)
Kiaka, Burkina Faso	65,949	64,907
Mocoa, Colombia	29,013	29,004
Fekola Regional, Mali	11,169	9,326
Toega, Burkina Faso	5,946	4,819
Other	17,643	15,906
	129,720	123,962
Corporate & other
Office, furniture and equipment, net	466	487
	2,035,709	1,950,356
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment	55,564	53,724
	2,091,273	2,004,080

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Masbate

In September 2016 the Philippine Department of Environment and Natural Resources (the “DENR”) announced the preliminary results of mining audits carried out by the DENR in respect of all metallic mines in the Philippines and subsequently issued the Masbate Mine audit report which contains the detailed findings from the audit and directed the Company to provide explanations and comments in response to the audit findings as described in our previous disclosures. The Company provided a comprehensive response to the findings and recommendations in the audit, which the Company believes addresses the issues raised. As reported by the Company on February 2, 2017, the DENR has announced further results of its mining audit and the Masbate Mine was not among the mines announced to be suspended or closed. To date the Company has not received any updated formal written response from the DENR confirming the results of the audit in respect of Masbate and as such, the final outcome of the audit is not certain.

Fekola

Fekola non-controlling interest

In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company Fekola SA, which now holds the Company’s interest in the Fekola Project. The Government of Mali has the right to a 10% free carried interest in Fekola SA and also has the option to purchase an additional 10% participating interest in the exploitation company which it has indicated it intends to exercise. Upon the completion of the valuation of the additional 10% and the signing of a shareholders agreement, 80% of Fekola SA is expected to be owned by the Company and 20% by the Government of Mali.

7	Other assets

	March 31,	December 31,
	2017	2016
	$	$

Loan receivable, including accrued interest	7,457	7,181
Debt service reserve accounts	8,649	5,235
Reclamation deposits	2,225	2,177
Derivative instruments at fair value (Note 12)	685	1,585
Low-grade stockpile	7,239	6,909
Other	2,690	3,847

	28,945	26,934

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8	Long-term debt

	March 31,	December 31,
	2017	2016
	$	$

Convertible senior subordinated notes:
- Principal amount	258,750	258,750
- Fair value adjustment	21,670	4,043

	280,420	262,793

Revolving corporate credit facility:
- Principal amount	200,000	200,000
- Less: unamortized transaction costs	(2,546)	(3,047)

	197,454	196,953

Equipment loans/finance lease obligations:
- Otjikoto equipment loan facility (net of unamortized transaction costs)	21,942	24,134
- Fekola equipment loan facility (net of unamortized transaction costs)	24,482	-
- Nicaraguan equipment loans	2,593	2,900

	49,017	27,034

	526,891	486,780

Less: current portion	(20,325)	(13,935)

	506,566	472,845

Convertible senior subordinated notes

As at March 31, 2017 the fair value of the convertible senior subordinated notes (“convertible notes”) was $280.4 million. The loss on fair value of convertible notes recorded in the statement of operations for the three months ended March 31, 2017 was $14.5 million (2016 – $6.0 million). The change in fair value of the notes recognized in the statement of operations for the three months ended March 31, 2017 is stated after adjusting for $3.2 million (2016 - $1.1 million) of interest expense which was attributable to eligible expenditures on the Fekola property and has been capitalized to the carrying amount of the property.

Revolving credit facility

On March 14, 2017, the Company received a binding letter of commitment from the Canadian Imperial Bank of Commerce to participate in the Company’s revolving credit facility (“RCF”) Bank Lending Syndicate. Upon completion of the loan documentation, the aggregate amount of the RCF will be increased from $350 million to $425 million.

As at March 31, 2017, Company had drawn down $200 million under the $350 million RCF, leaving an undrawn and available balance under the facility of $150 million.

For quarter ended March 31, 2017, the interest and financing expense relating to the RCF recognized in the statement of operations was reduced by $1.6 million (2016 - $0.7 million), which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at March 31, 2017, the Company was in compliance with these debt covenants.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Fekola equipment loan facility

During the three months ended March 31, 2017, the Company made an initial drawdown of Euro 24.7 million ($26.1 million equivalent) under the facility. As at March 31, 2017, Euro 46.7 million ($50 million equivalent) was available for future drawdowns.  Subsequent to March 31, 2017, the Company drew down a further Euro 10.3 million ($11.3 milion equivalent).

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At March 31, 2017, the balance in the DSRA was Euro 3.2 million ($3.4 million equivalent, Note 7).

9	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 31, 2017, the Company had 973,446,385 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the three months ended March 31, 2017, the Company granted 0.4 million stock options to employees and directors. These options have a weighted average exercise price of C$3.82, have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 0.87%, an expected life of 3.2 years, an expected volatility of 62%, and a dividend yield rate of nil. The total number of stock options outstanding at March 31, 2017 was 41.5 million.

For the three months ended March 31, 2017, share-based payments expense, relating to the vesting of stock options was $1.4 million (2016 - $3.6 million), net of $0.2 million (2016 - $0.3 million) capitalized to mining interests.

For the three months ended March 31, 2017, the Company issued 8.4 million shares for proceeds of $18.0 million from the exercise of stock options. Subsequent to March 31, 2017, the Company issued a futher 1.8 million shares for proceeds of $2.5 million on the exercise of stock options.

During the three months ended March 31, 2017, no RSUs were granted. The total number of RSUs outstanding at March 31, 2017 was 1.1 million.

For the three months ended March 31, 2017, share-based payments expense, relating to the vesting of RSUs, was $0.4 million (2016 - $2.1 million).

Subsequent to March 31, 2017, the Company issued 0.9 million shares on the conversion of RSUs and 1.6 million RSU’s were granted to employees of the Company.

Earnings per share

The following is the calculation of diluted net income for the period:

	For the three	For the three
	months ended	months ended
	March 31, 2017	March 31, 2016
	$	$

Net (loss) income for the period attributable to shareholders of the Company	(5,499)	8,317
Loss (gain) on fair value of convertible notes	-	-

Diluted net income (loss) for the period	(5,499)	8,317

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is the calculation of diluted weighted average number of shares outstanding for the period:

	For the three	For the three
	months ended	months ended
	March 31, 2017	March 31, 2016

Basic weighted average number of shares outstanding (in thousands)	970,440	927,139
Effect of dilutive securities:
- Convertible notes	-	-
- Stock options	-	3,133
- Restricted share units	-	528

Diluted weighted average number of shares outstanding (in thousands)	970,440	930,800

For the three months ended March 31, 2017 and the three months ended March 31, 2016, potential share issuances arising from any future conversion of the convertible notes are not included in the calculation of diluted weighed average shares outstanding as these securities are anti-dilutive.

The following is the basic and diluted earnings per share:

	For the three	For the three
	months ended	months ended
	March 31, 2017	March 31, 2016
	$	$

Earnings per share (attributable to shareholders of the Company)
- Basic	(0.01)	0.01
- Diluted	(0.01)	0.01

10	Prepaid sales

In March 2016, the Company entered into Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its RCF Bank Syndicate. The Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as Prepaid Sales on the balance sheet at the time of the transaction. Settlement is in the form of physical deliveries of unallocated gold from any of the Company’s mines.

During the quarter ended March 31, 2017, the Company delivered 12,908 ounces into contracts valued at $15.0 million and entered into new contracts for 12,780 ounces valued at $15.0 million. As the Company physically delivers ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognised as gold revenue in the statement of operations.

At March 31, 2017, the Company had $120 million of outstanding contracts for the delivery of 103,138 ounces with 38,725 ounces to be delivered during 2017, 51,633 ounces during 2018 and 12,780 ounces during 2019. Subsequent to March 31, 2017, the Company entered into further Prepaid Sales contracts totalling $7.5 million for delivery of 6,263 ounces of gold for delivery between January 31, 2019 and May 20, 2019.

11	Gold commitments

As at March 31, 2017, the following gold forward contracts with respect to the Otjikoto Mine were outstanding. These contracts were excluded from the scope of IAS 39 and accounted for as executory contracts because they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts are recorded in the financial statements.

	2017	2018	Total

Gold forward contracts:
- Ounces	6,750	7,500	14,250
- Average price per ounce (rand)	16,020	16,020	16,020

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

12	Derivative financial instruments

Gold forwards

As at March 31, 2017, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto Mine were outstanding (by maturity dates):

	2017	2018	Total

Gold forward contracts:
- Ounces	26,937	35,916	62,853
- Average price per ounce (rand)	15,044	15,044	15,044

The unrealized fair value of these contracts at March 31, 2017 was $(12.5) million.

Forward contracts – fuel oil, gas oil, diesel

During the three months ended March 31, 2017, the Company entered into additional series of forward contracts for the purchase of 11,692,000 litres of fuel oil, 6,917,000 litres of gas oil and 307,000 litres of diesel with settlements scheduled between February 2018 and April 2019. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations.

The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at March 31, 2017:

	2017	2018	2019	Total

Forward – fuel oil:
Litres (thousands)	19,511	29,815	7,553	56,879
Average strike price	$0.29	$0.30	$0.31	$0.30

Forward – gas oil:
Litres (thousands)	11,049	12,910	4,243	28,202
Average strike price	$0.40	$0.41	$0.43	$0.41

Forward – diesel:
Litres (thousand)	6,117	3,910	674	10,701
Average strike price	$0.40	$0.41	$0.45	$0.41

The unrealized fair value of these contracts at March 31, 2017 was $(0.1) million.

Interest rate swaps

During the year ended December 31, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04% . These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The unrealized fair value of these contracts at March 31, 2017 was $1.2 million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

13	Financial instruments

As at March 31, 2017, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at March 31, 2017		As at December 31, 2016

	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 5)	12,801	-	10,028	-
Convertible senior subordinated notes (Note 8)	-	(280,420)	-	(262,793)
Gold forward contracts (Note 12)	-	(12,519)	-	(10,017)
Fuel derivative contracts (Note 12)	-	(69)	-	2,760
Interest rate swaps (Note 12)		1,233	-	1,122
Gold collar contracts	-	(6)	-	112

The fair value of the Company’s long-term investments and convertible senior subordinated notes were determined using market quotes from an active market for each investment.

The fair value of the fuel derivative contracts and gold derivative contracts was determined using prevailing market rates for instruments with similar characteristics.

14	Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three	For the three
	months ended	months ended
	March 31, 2017	March 31, 2016
	$	$

Consolidated income before income taxes	401	2,423
Canadian federal and provincial income tax rates	26.00%	26.00%

Income tax expense at statutory rates	104	630

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates and tax holidays	(7,397)	(9,249)
Non-deductible expenditures	2,934	2,091
Losses for which no tax benefit has been recorded	4,812	1,272
Withholding tax and minimum tax	3,026	1,992
Change due to foreign exchange	(1,093)	(1,611)
Changes in estimates of deferred tax assets	540	-
Non-deductible portion of losses	2,032	647

Income tax expense (recovery)	4,958	(4,228)

Current income tax, withholding and other taxes expense	4,760	4,345
Deferred income tax expense (recovery)	198	(8,573)

Income tax recovery	4,958	(4,228)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash (credits) charges:

	For the three	For the three
	months ended	months ended
	March 31, 2017	March 31, 2016
	$	$

Depreciation and depletion	36,381	34,313
Unrealized loss on fair value of convertible notes (Note 8)	14,456	5,959
Delivery into prepaid sales (Note 10)	(15,000)	-
Unrealized losses on derivative instruments	5,337	9,450
Share-based payments	1,601	5,385
Write-down of mineral property interests	1,439	-
Write-down of long-term investments	883	-
Accretion of mine restoration provisions	470	346
Deferred income tax expense (recovery)	198	(8,573)
Other	1,611	1,715

	47,376	48,595

Changes in non-cash working capital:
	For the three	For the three
	months ended	months ended
	March 31, 2017	March 31, 2016
	$	$

Accounts receivable and prepaids	(2,417)	1,377
Value-added and other tax receivables	(245)	(1,637)
Inventories	(7,547)	(5,217)
Accounts payable and accrued liabilities	(485)	28
Income and other taxes payables	(6,267)	(610)

	(16,961)	(6,059)

Other exploration and development:
	For the three	For the three
	months ended	months ended
	March 31, 2017	March 31, 2016
	$	$

Masbate Mine, exploration	(1,392)	(466)
Libertad Mine, exploration	(1,281)	(726)
Limon Mine, exploration	(823)	(508)
Otjikoto Mine, exploration	(331)	(291)
Fekola Project, exploration	(1,447)	(924)
Kiaka Project, exploration	(1,025)	(466)
Fekola Regional, exploration	(1,843)	(501)
Toega Project, exploration	(1,127)	(150)
Other	(1,744)	(1,001)

	(11,013)	(5,033)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Non-cash investing and financing activities:
	For the three	For the three
	months ended	months ended
	Mar017	March 31, 2016
	$	$

Share-based payments, capitalized to resource property interests	241	329
Interest expense, capitalized to resource property interests	4,771	1,844
Change in accounts payable and accrued liabilities relating to resource property expenditures	(5,388)	(4,737)

A subsidiary of the Company, Kronk Resources Inc, has $1.2 million in cash and cash equivalents that is restricted for its own activities and not available for use by B2Gold.

16	Segmented Information

The Company’s reportable operating segments include its mining operations and development projects, namely the Otjikoto, Masbate, Libertad and Limon mines, and the Fekola, Gramalote and Kiaka projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables.

	For the three months ended March 31, 2017
								Other
	Otjikoto	Masbate	Libertad	Limon	Fekola	Gramalote	Kiaka	Mineral	Corporate
	Project	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$

External gold revenue	47,677	59,979	22,246	1,354	-	-	-	-	15,000	146,256

Intersegment gold revenue	-	-	8,825	7,051	-	-	-	-	(15,876)	-

Production costs	15,241	24,979	19,879	6,948	-	-	-	-	-	67,047

Depreciation & depletion	13,230	8,380	10,462	4,309	-	-	-	-	46	36,427

Net income (loss)	6,089	19,856	(3,868)	(5,192)	463	-	235	55	(22,195)	(4,557)

Capital expenditures	12,883	16,346	4,873	4,154	69,257	2,585	1,025	4,714	26	115,863

Total assets	471,836	493,460	107,874	64,914	1,013,350	55,564	66,323	65,054	60,878	2,399,253

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the three months ended March 31, 2016
								Other
	Otjikoto	Masbate	Libertad	Limon	Fekola	Gramalote	Kiaka	Mineral	Corporate
	Project	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$

Gold revenue	45,179	53,101	33,193	12,779	-	-	-	-	-	144,252

Production costs	14,376	21,245	17,139	8,884	-	-	-	-	-	61,644

Depreciation & depletion	12,526	8,485	9,536	3,766	-	-	-	-	50	34,363

Net (loss) income	13,443	18,472	2,261	(1,008)	1,585	-	552	85	(28,739)	6,651

Capital expenditures	18,999	8,980	9,506	1,887	47,365	63	466	1,653	(280)	88,639

Total assets	452,362	524,403	140,484	74,279	677,594	42,694	62,431	61,353	74,759	2,110,359

The Company’s mining interests are located in the following geographical locations:

	March 31,	December 31,
	2017	2016
	$	$

Mining interests
Mali	1,008,021	923,122
Philippines	421,746	413,113
Namibia	386,711	387,874
Nicaragua	112,318	122,095
Colombia	84,577	82,728
Burkina Faso	74,958	72,422
Finland	1,838	1,642
Canada	466	487
Other	638	597

	2,091,273	2,004,080

17	Commitments

As at March 31, 2017, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):

•	For payments of $18.3 million for Fekola Project equipment and development costs, all of which is expected to be incurred in 2017.
•	For payments of $19.9 million for mobile equipment at the Masbate Mine, $15.4 million of which is expected to be incurred in 2017 and $4.5 million of which is expected to be incurred in 2018.
•	For payments of $8.4 million for mobile equipment at the Otjikoto Mine, all of which is expected to be incurred in 2017.
•	For payments of $1.5 million for a tailings storage facility lift at the Libertad Mine, all of which is expected to be incurred in 2017.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	Cost						Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2016	Additions	Disposals / write-offs	Reclass	Cumulative translation adjustment	Balance at Mar. 31, 2017	Balance at Dec. 31, 2016	Depreciation	Disposals / write-offs	Balance at Mar. 31, 2017	As at Mar. 31, 2017	As at Dec. 31, 2016
	$	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Otjikoto	481,378	11,511	(1,444)	2,464	-	493,909	(95,698)	(14,623)	-	(110,321)	383,588	385,680
Masbate	517,457	17,084	-	-		534,541	(165,224)	(8,451)	-	(173,675)	360,866	352,233
Libertad	300,816	4,876	(216)	-	-	305,476	(226,488)	(13,622)	56	(240,054)	65,422	74,328
Limon	151,186	4,156	-	-	-	155,342	(107,255)	(5,135)	-	(112,390)	42,952	43,931
	1,450,837	37,627	(1,660)	2,464	-	1,489,268	(594,665)	(41,831)	56	(636,440)	852,828	856,172
Undeveloped mineral interests
Masbate	60,880	-	-	-	-	60,880	-	-	-	-	60,880	60,880
Mine under construction
Fekola	908,855	82,960	-	-	-	991,815	-	-	-	-	991,815	908,855

Exploration & evaluation properties (non-depletable)
Kiaka	64,907	1,042	-	-	-	65,949	-	-	-	-	65,949	64,907
Mocoa	29,004	9	-	-	-	29,013	-	-	-	-	29,013	29,004
Fekola Regional	9,326	1,843	-	-	-	11,169	-	-	-	-	11,169	9,326
Toega	4,819	1,127	-	-	-	5,946	-	-	-	-	5,946	4,819
Other	15,906	1,737	-	-	-	17,643	-	-	-	-	17,643	15,906
	123,962	5,758	-	-	-	129,720	-	-	-	-	129,720	123,962
Corporate
Office, furniture & equipment	1,827	25	-	-	-	1,852	(1,340)	(46)	-	(1,386)	466	487
	2,546,361	126,370	(1,660)	2,464	-	2,673,535	(596,005)	(41,877)	56	(637,826)	2,035,709	1,950,356

Investments in joint ventures (accounted for using the equity method)
Gramalote	53,724	1,840	-	-	-	55,564	-	-	-	-	55,564	53,724
	2,600,085	128,210	(1,660)	2,464	-	2,729,099	(596,005)	(41,877)	56	(637,826)	2,091,273	2,004,080

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	Cost						Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2015	Additions	Disposals / write-offs	Reclass	Cumulative translation adjustment	Balance at Dec. 31, 2016	Balance at Dec. 31, 2015	Depreciation	Disposals / write-offs	Balance at Dec. 31, 2016	As at Dec. 31, 2016	As at Dec. 31, 2015
	$	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Otjikoto	437,591	45,880	(882)	(1,211)	-	481,378	(41,810)	(54,270)	382	(95,698)	385,680	395,781
Masbate	472,021	35,128	(1,494)	11,802		517,457	(125,574)	(40,519)	869	(165,224)	352,233	346,447
Libertad	272,295	29,020	(499)	-	-	300,816	(169,721)	(57,001)	234	(226,488)	74,328	102,574
Limon	140,791	10,480	(85)	-	-	151,186	(87,197)	(20,101)	43	(107,255)	43,931	53,594
	1,322,698	120,508	(2,960)	10,591	-	1,450,837	(424,302)	(171,891)	1,528	(594,665)	856,172	898,396
Undeveloped mineral interests
Masbate	72,682	-	-	(11,802)	-	60,880	-	-	-	-	60,880	72,682
Mine under construction
Fekola	631,524	276,776	-	555	-	908,855	-	-	-	-	908,855	631,524
Exploration & evaluation properties (non-depletable)
Kiaka	61,527	3,380	-	-	-	64,907	-	-	-	-	64,907	61,527
Mocoa	28,717	287	-	-	-	29,004	-	-	-	-	29,004	28,717
Calibre	11,252	514	(11,766)	-	-	-	-	-	-	-	-	11,252
Fekola Regional	4,212	5,114	-	-	-	9,326	-	-	-	-	9,326	4,212
Toega	1,812	3,007	-	-	-	4,819	-	-	-	-	4,819	1,812
Other	12,316	7,455	(3,865)	-	-	15,906	-	-	-	-	15,906	12,316
	119,836	19,757	(15,631)	-	-	123,962	-	-	-	-	123,962	119,836
Corporate
Office, furniture & equipment	2,062	(235)	-	-	-	1,827	(1,134)	(206)	-	(1,340)	487	928
	2,148,802	416,806	(18,591)	(656)	-	2,546,361	(425,436)	(172,097)	1,528	(596,005)	1,950,356	1,723,366
Investments in joint ventures (accounted for using the equity method)
Gramalote	41,193	12,531	-	-	-	53,724	-	-	-	-	53,724	41,193
Quebradona	1,201	-	(1,201)	-	-	-	-	-	-	-	-	1,201
	42,394	12,531	(1,201)	-	-	53,724	-	-	-	-	53,724	42,394
	2,191,196	429,337	(19,792)	(656)	-	2,600,085	(425,436)	(172,097)	1,528	(596,005)	2,004,080	1,765,760